UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Erik B. Levitt
Principal Financial Officer
Hammer Fiber Optics Holdings Corp
6151 Lake Osprey Drive
Sarasota, FL 34 240

Re: Hammer Fiber Optics Holdings Corp
Form 10-K filed on February 16, 2024
Form 10-Q filed on March 27, 2024
Correspondence filed on June 11, 2024
File No. 001-35876

Dear Erik B. Levitt:

We have reviewed your June 11, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Correspondence filed on June 11, 2024

Certificiations, page 25

1. The Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act Rules ("Sec. 302 certification"), and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Sec. 906 certification") must signed by both CEO and the CFO of the company in future periodic filings.

Note 3 - Summary of significant accounting policies, page F-18

2. We noted your response to our prior comment 4, and we also note that you have recorded customer contracts in aggregate of $4,477,113 as indefinite live assets. Please clarify why you have concluded that the customer contract qualify as an indefinite lived intangible assets. Refer to ASC 805-20-55-25. Describe your consideration of whether the

customer might not renew and become a customer of a competitor or going out of business(e.g. customer turnover).

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology